Regulatory matters and litigation
Putnam Management has entered into agreements with the Securities and Exchange
Commission and the Massachusetts Securities
Division settling charges connected with excessive shortterm trading by Putnam employees and, in the case of the charges brought by the Massachusetts Securities Division, by participants in some Putnamadministered 401(k) plans.
Pursuant to these settlement agreements, Putnam
Management will pay a total of $193.5 million in penalties and restitution, with $153.5 million being paid to certain openend funds and their shareholders.
The amount will be allocated to
shareholders and funds pursuant to a plan developed by an independent consultant, and will be paid following approval of the plan by the SEC and the Massachusetts Securities Division.
The Securities and Exchange Commission and
Massachusetts Securities Division allegations and related matters also serve as the general basis for numerous lawsuits, including purported class action lawsuits filed against Putnam Management and certain related parties, including certain
Putnam funds. Putnam Management will bear any costs incurred by Putnam funds in connection with these lawsuits. Putnam Management believes that the likelihood that the pending private lawsuits and purported class action lawsuits will have a material adverse financial impact on the fund is remote, and the pending actions are not likely to materially affect its ability to provide investment management services to its clients, including the Putnam funds.
Pursuant to a settlement with the Securities and Exchange Commission relating to Putnam
Management brokerage allocation practices, on
October 13, 2005 the fund received $1,120,592 in proceeds paid by Putnam Management. The fund had accrued a receivable for this amount in the prior fiscal year.
In March 2006, the fund received $4,120,269 from Putnam to address issues relating to the calculation of certain amounts paid by the Putnam mutual funds to Putnam for transfer agent services.
This amount is included in Fees waived and reimbursed by Manager or affiliate on the Statement of operations. Review of this matter is ongoing and the amount received by the fund may be adjusted in the future. Such adjustment is not expected to be material.
Putnam Management and Putnam Retail
Management are named as defendants in a civil suit in which the plaintiffs allege that the management and distribution fees paid by certain Putnam funds were excessive and seek recovery under the Investment Company Act of 1940. Putnam
Management and Putnam Retail Management
have contested the plaintiff claims and the matter is currently pending in the U.S. District
Court for the District of Massachusetts. Based on currently available information, Putnam
Management believes that this action is without merit and that it is unlikely to have a material effect on Putnam Management and Putnam
Retail Management ability to provide services to their clients, including the fund.